Daniel L. Forman Partner	1251 Avenue of the Americas New York, New York 10020
T: (212) 419-5904 E:dforman@lowenstein.com

January 28, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Jessica Livingston, David Lin

Re:	Soluna Holdings, Inc.
Amendment No. 3 to the Registration Statement on Form S-1
Filed January 15, 2025
File No. 333-282559

Ladies and Gentlemen:

On behalf of Soluna Holdings, Inc. (the “Company”), we are submitting this letter to the Securities and Exchange Commission (the “SEC”) via EDGAR in response to the comment letter from the staff of the SEC (the “Staff”), dated January 27, 2025 (the “Comment Letter”), pertaining to the Company’s above-referenced Amendment No. 3 to the Registration Statement on Form S-1 filed on January 15, 2025 (the “Registration Statement”). Capitalized terms used but not defined in this letter have the meaning given in the Registration Statement.

To assist your review, we have reproduced the text of the Staff’s comment in italics below, followed by the response on behalf of the Company.

Amendment No. 3 to Registration Statement on Form S-1

General

1.	Please tell us whether FINRA will evaluate the compensation to be paid to member broker-dealer firms in the transactions described in the registration statement and the status of its evaluation in that respect. If you believe that FINRA is not required to evaluate the compensation to be paid to its members in such transactions, please tell us the basis of this conclusion.

Response to Comment 1:

The Company respectfully advises the Staff that it believes that FINRA is not required to evaluate the compensation paid to any member broker-dealer firms in connection with the transactions described in the Registration Statement.

FINRA Rule 5110

FINRA Rule 5110(a)(2) states that “all public offerings in which a member participates must be filed with FINRA for review, except as exempted from the filing requirement under paragraph (h).” (emphasis added). FINRA Rule 5110(j)(18) defines a public offering as “any primary or secondary offering of securities made in whole or in part in the United States pursuant to a registration statement, offering circular or similar offering document including exchange offers, rights offerings, and offerings of securities made pursuant to a merger or acquisition except for: (A) securities exempt from registration with the SEC pursuant to the provisions of Sections 4(a)(1), 4(a)(2) or 4(a)(5) of the Securities Act; (B) securities exempt from registration with the SEC pursuant to Rule 504 of SEC Regulation D if the securities are restricted securities under Securities Act Rule 144(a)(3) or Rule 506 of SEC Regulation D; (C) securities exempt from registration with the SEC pursuant to Securities Act Rule 144A or SEC Regulation S; or (D) securities which are defined as “exempted securities” in Section 3(a)(12) of the Exchange Act.” FINRA Rule 5110(j)(16) notes that a member is deemed to be “participating” in a public offering if it (i) is involved in the preparation of the offering documents or other documents, (ii) is involved in the distribution of the offering, (ii) furnishes customer or broker lists for solicitation, or (iv) provides advisory or consulting services to the issuer related to the offering.

The Company respectfully advises the Staff that neither Northland Securities, Inc. (“Northland”) nor Univest Securities, LLC (“Univest”) are participating in or receiving any compensation in connection with any public offering pursuant to the Registration Statement. For purposes of clarity, the Investor is not a member broker-dealer firm registered with FINRA.

Northland is entitled to a 3% cash fee upon the issuance and sale by the Company of the SEPA shares to the Investor. The Company will issue the SEPA shares in a private placement transaction in reliance upon the exemption from registration provided by Section 4(a)(2) of the Securities Act and/or Rule 506(b) of Regulation D promulgated thereunder. Further, Northland will not be acting as an underwriter or placement agent in connection with the distribution of the securities by the Selling Holders.

Based on the foregoing, and because the offering for which Northland acted as placement agent (the issuance of the SEPA shares to the Investor) is not a “public offering” as defined by FINRA Rule 5110(j)(18), FINRA is not required to evaluate the compensation payable to Northland under FINRA Rule 5110. In addition, Northland is not “participating” in the public offering pursuant to the Registration Statement, because it has not and will not do any of the activities delineated under FINRA Rule 5110(j)(16) in connection with the resale of the securities by the Selling Holders. All of Northland’s services in connection with the SEPA are complete.

Further, Univest is not participating in any public offering of securities and will not receive any compensation in connection with the resale of the securities by any of the Selling Holders pursuant to the Registration Statement (including the resale of the Release Shares that were issued to it in a private placement transaction in reliance upon the exemption from registration provided by Section 4(a)(2) of the Securities Act).

FINRA Rule 5123

The Company also considered whether there was a notification or filing requirement under FINRA Rule 5123 in connection with the transactions described in the Registration Statement and, in particular, the private placement transaction between the Company and the Investor for which Northland served as placement agent. FINRA Rule 5123(a) requires a filing with FINRA when a member firm sells a security in a non-public offering in reliance on an available exemption from registration under the Securities Act. FINRA Rule 5123(b), however, provides several exemptions to such filing requirement, including if the private placement is made only to institutional accounts, as defined in FINRA Rule 4512(c). In connection with discussions with Northland, it is the Company’s understanding that the Investor qualifies as an institutional account, as defined in FINRA Rule 4512(c), and therefore, no filing or notification is required under FINRA Rule 5123.

We hope that the foregoing has been responsive to the Staff’s comment. If you have any questions or comments about this letter or need any further information, please do not hesitate to call Daniel Forman of Lowenstein Sandler LLP at (212) 419-5904.

Very truly yours,

/s/ Daniel L. Forman
Daniel L. Forman

cc:	John Belizaire, Soluna Holdings, Inc. Steven Siesser, Lowenstein Sandler LLP